UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C.   20549

Form 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 or 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported)   March 15, 2004

POTOMAC ELECTRIC POWER COMPANY
(Exact name of registrant as specified in its charter)

District of Columbia and Virginia	001-01072	53-0127880
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

701 Ninth Street, N. W., Washington, D. C	20068
(Address of principal executive offices	(Zip Code)

Registrant's telephone number, including area code   (202) 872-3526

(Former Name or Former Address, if Changed Since Last Report)

Item 5.   Other Events.

Potomac Electric Power Company (the "Company") has entered into a Purchase Agreement, dated March 15, 2004, between the Company and Credit Suisse First Boston LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, on their own behalf and on behalf of Fleet Securities, Inc., SunTrust Capital Markets, Inc., BNY Capital Markets, Inc., Citigroup Global Markets Inc. and McDonald Investments Inc. (the "Purchase Agreement"), for the offer and sale of $175,000,000 in aggregate principal amount of 4.65% Senior Notes due April 15, 2014 and $100,000,000 in aggregate principal amount of 5.75% Senior Notes due April 15, 2034 (the "Senior Notes") issued under the Indenture, dated as of November 17, 2003, between the Company and The Bank of New York, as trustee. The offer and sale of the Senior Notes are registered with the Securities and Exchange Commission on Registration Statement on Form S-3 (Registration No. 333-106209).

Item 7.   Financial Statements, *Pro Forma* Financial Information and Exhibits.

(c) Exhibits

Exhibit No.	Description of Exhibit	Reference
1	Purchase Agreement.	Filed herewith.
4.1	Form of Senior Note due 2014.	Filed herewith.
4.2	Form of Senior Note due 2034.	Filed herewith.
4.3	Supplemental Indenture.	Filed herewith.
5	Opinion of Kirk J. Emge	Filed herewith.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

POTOMAC ELECTRIC POWER COMPANY
(Registrant)

March 23, 2004   By: A. W. WILLIAMS
     DATE   Andrew W. Williams
                          Senior Vice President and Chief Financial Officer